8 King Street East, Suite 1201
Toronto, Ont, M5C 1B5 Canada
Tel: 416 203 2448
Fax: 416 203 0099
Website : www.crystallex.com

May 21, 2009

VIA: EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention:	Mr. Chris White – Branch Chief

Re:	SEC File No. 1-14620
Form 40-F for the Fiscal Year Ended December 31, 2007
Form 40-F for the Fiscal Year Ended December 31, 2008

In response to the Staff’s comment letter to Crystallex International Corporation (the “Company”), dated April 21, 2009 (the “Comment Letter”), we are providing the information set out below. The text of each of the numbered comments in the Comment Letter has been duplicated in bold and italics type preceding the Company’s responses.

In connection with this response letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 40-F for the fiscal year ended December 31, 2008

Note 7 - Share capital, options

1.
Please tell us how you analyzed, for U.S. GAAP purposes, the requirement to record your stock options as liabilities in accordance with paragraph 33 of SFAS 123(R). Refer also to footnote 19 of that paragraph, which indicates that liability treatment is appropriate unless options granted are for a fixed exercise price denominated in your functional currency or for a fixed exercise price denominated in the same currency as employees are paid. Given that your functional currency is the U.S. dollar and your options appear to be denominated in Canadian dollars, it would seem that liability treatment is required if employees in the U.S. or elsewhere are paid in a currency other than Canadian dollars. Refer also to paragraph 50 and Illustration 10 in paragraphs Al27-A133 of SFAS 123(R). In addition, please provide your analysis of this issue pursuant to Canadian GAAP. If you believe the issue to be immaterial to your financial statements, please explain how you arrived at that conclusion.

Background:

The Company is dual-listed, with its common shares trading on the Toronto Stock Exchange (“TSX”) and the NYSE Amex Exchange.

The Company has not granted stock options since June 25, 2008.  Prior to this date, however, options were granted to directors, employees, and service providers in Canada, the United States, and Venezuela.  All stock options were granted with an exercise price denominated in Canadian dollars.  Stock options have been recorded as equity under both U.S. and Canadian GAAP.

U.S. GAAP accounting:

Stock options have been recorded as equity under U.S. GAAP.  We have considered the guidance in paragraph 33 of SFAS 123(R) which requires that, except under specific conditions identified in footnote 19, when an award is indexed to a factor (that is not a market, performance or service condition) other than the entity’s share price, the award should be classified as a liability.

Since options granted by the Company have an exercise price denominated in Canadian dollars and the Company’s shares trade on the TSX, which is a Canadian dollar exchange, we do not believe that the stock options are dual-indexed.  In addition, as the options are denominated in the currency in which the shares are traded there is no “other condition” that could be construed as other than a service, performance or market condition We, therefore, do not believe that paragraph 33 of SFAS 123(R) would require liability treatment for options issued under such a fact pattern in the absence of any other features that would require liability classification.

Canadian GAAP accounting:

The CICA Handbook Section 3870 does not specifically deal with issuing options with an exercise price in a currency which is different from the Company’s functional currency. HB 3870.04 specifically states that cash-settled instruments should be classified as liabilities and equity-settled instruments should be classified as equity. Therefore, the Company has appropriately accounted for stock options as equity under Canadian GAAP.

If you have any questions regarding this response letter, please contact us.

Yours truly,
CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Hemdat Sawh
Hemdat Sawh
Chief Financial Officer

cc:	Bob Carroll (Securities and Exchange Commission)
Sandy Eisen (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)
PricewaterhouseCoopers LLP

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